UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 25, 2012
(correcting order dated March 30, 2012)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Syntel, Inc.

File No. 000-22903 - CF#27977

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Syntel, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.1 and 10.2 to a Form 10-Q filed on August 11, 2008.

Based on representations by Syntel, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through February 1, 2018
Exhibit 10.2	through February 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel